EXHIBIT 5

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares since Amendment No. 2 was filed by the Reporting Persons with the SEC on March 13, 2020, inclusive of any transactions effected through 4:00 pm, New York City time, on May 11, 2020.

Tivity Health, Inc.

Trade Date	Transaction	Security	Quantity Bought (Sold)	Unit Cost(1)
5/7/2020	Sell	Common Stock	(3,960,000)	$12.20
5/7/2020	Buy to Cover	Flex European Call Option; Strike $10.00; Exp. 8/21/2020	43,776	$3.85
5/7/2020	Sell	Flex European Put Option; Strike $7.50; Exp. 8/21/2020	(43,776)	$0.60
(1)	Excludes brokerage commissions and other costs of execution.